March 27, 2012	76253.00001

VIA EDGAR AND UPS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3628

Attention:              Jeffrey Riedler
Michael Rosenthall

Re:	Raptor Pharmaceutical Corp.

Form 10-K for the Fiscal Year Ended August 31, 2011
File No. 000-25571

Dear Mr. Riedler and Mr. Rosenthall:

We are writing to you on behalf of our client, Raptor Pharmaceutical Corp. (the “Company”), in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 15, 2012 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended August 31, 2011, as amended (the “10-K”).  For your convenience, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended August 31, 2011 filed November 14, 2011

General

1.
We note that on the cover page of your Form 10-K you have designated both “Accelerated Filer” and “Smaller Reporting Company” status, and that you have omitted certain disclosures based on this Smaller Reporting Company designation. However, given the aggregate market value of equity held by non-affiliates of your company as of February 28, 2011, it does not appear that your company qualified for Smaller Reporting Company status. Please amend your filing to provide the portions of your Form 10-K that were omitted from your original filing based on Smaller Reporting Company status. Alternatively, please provide an analysis showing why you believe your company qualified for Smaller Reporting Company status at the time this Form 10-K was filed.

Securities and Exchange Commission
Attention:  Messrs. Riedler and Rosenthall
March 27, 2012

RESPONSE:

Pursuant to Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), “Smaller Reporting Company” means an issuer that had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter held by non-affiliates of the Company.  Pursuant to subparagraph (4)(i) under the definition of “Smaller Reporting Company,” such issuer must reflect this determination in the information it provides in its quarterly report on Form 10-Q for the first fiscal quarter of the next year.

Similarly, Item 10(f) of Regulation S-K, which provides that a Smaller Reporting Company qualifies for certain scaled disclosure requirements under Regulation S-K, contains the same definition of “Smaller Reporting Company” as Rule 12b-2 of the Exchange Act.  Subparagraph (2)(i) of Item 10(f) of Regulation S-K, similar to Rule 12b-2 of the Exchange Act, also provides that an issuer must reflect its determination of whether it is a Smaller Reporting Company in its quarterly report on Form 10-Q for the first fiscal quarter of next year.

As of February 28, 2011, the last day of its second fiscal quarter for the fiscal year ended on August 31, 2011, the Company’s public float held by non-affiliates exceeded $75 million.  However, pursuant to Section 12b-2 of the Exchange Act and Item 10(f) of Regulation S-K, the Company (i) did not have to reflect that it was no longer a Smaller Reporting Company until it filed its quarterly report on Form 10-Q for the first fiscal quarter of the following fiscal year, which was the quarterly report for the fiscal quarter ended on November 30, 2011 filed with the Commission on January 6, 2012 and (ii) would qualify for scaled disclosure requirements under Regulation S-K with respect to the 10-K.  Please also refer to the examples provided on page 45 of the Commission’s adopting release regarding “Smaller Reporting Company Regulatory Relief and Simplification”, Release No. 33-8876.

Contractual Obligations with BioMarin, page 52

2.
It appears that the asset purchase agreement you entered into with BioMarin is material to your company. Please file the agreement as an exhibit to your amended Form 10-K and please disclose the amount of the royalty that will be due to BioMarin. Further, please clarify whether the agreement with BioMarin is actually a purchase agreement pursuant to which you acquired ownership of the intellectual property related to the RAP technology, or if the agreement is actually a license agreement to use the RAP technology in your research and development. Assuming the agreement is actually a license agreement, please also discuss the duration of the agreement, the termination provisions and any conditions you must satisfy in order to prevent your loss of rights to the intellectual property or result in the early termination of the agreement.

Securities and Exchange Commission
Attention:  Messrs. Riedler and Rosenthall
March 27, 2012

RESPONSE:

 The Asset Purchase Agreement dated as of January 27, 2006 (the “Asset Purchase Agreement”) by and between Raptor Discoveries Inc. (formerly known as Raptor Pharmaceutical Inc.) and BioMarin Pharmaceutical Inc. (“BioMarin”) is a purchase agreement pursuant to which the Company acquired ownership of the intellectual property related to the RAP technology.  The Asset Purchase Agreement was filed as Exhibit 10.2 to that certain Current Report on Form 8-K filed on May 26, 2006 by Highland Clan Creations Corp., the Company’s predecessor.  Recently, the Company has made a determination that the Asset Purchase Agreement is not material and will no longer include a discussion of the Asset Purchase Agreement in its future filings with the Commission.

* * * * * * * * * * * * * * * *

Pursuant to your request in the Comment Letter, enclosed with this letter is an acknowledgement signed by an officer of the Company.  We appreciate the Staff’s courtesy and cooperation in this process.  If you have any questions, please contact me by telephone at (213) 683-6282, or by facsimile at (213) 627-0705.

Sincerely,

By: /s/ Siobhan M. Burke
Siobhan M. Burke, Esq.

cc:           Kim Tsuchimoto, Raptor Pharmaceutical Corp.

March 27, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3628

Attention:              Jeffrey Riedler
Michael Rosenthall

Re:	Raptor Pharmaceutical Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended August 31, 2011
File No. 000-25571

Gentlemen:

In response to your request, the Company makes the acknowledgements set forth below in connection with responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 15, 2012 regarding the Company’s Form 10-K for the fiscal year ended August 31, 2011:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

RAPTOR PHARMACEUTICAL CORP.

By:  /s/  Kim R. Tsuchimoto
Name: Kim R. Tsuchimoto
Title: Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)